EXHIBIT (12)

THE PROCTER & GAMBLE COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
Millions of Dollars

						Three Months Ended
	Years Ended June 30					September 30

	2002	2003	2004	2005	2006	2005	2006
EARNINGS, AS DEFINED
Earnings from operations before income taxes and before adjustments for minority interests in consolidated subsidiaries and after eliminating undistributed earnings of equity method investees	$ 5,837	$ 7,219	$ 9,010	$ 9,954	$ 12,419	$ 2,897	$ 3,863

Fixed charges (excluding capitalized interest)	687	657	719	924	1,242	242	398

TOTAL EARNINGS, AS DEFINED	$ 6,524	$ 7,876	$ 9,729	$ 10,878	$ 13,661	$ 3,139	$ 4,261

FIXED CHARGES, AS DEFINED
Interest expense (including capitalized interest)	$ 603	$ 561	$ 629	$ 869	$ 1,153	$ 228	$ 373
1/3 of rental expense	84	96	90	90	122	23	32

TOTAL FIXED CHARGES, AS DEFINED	$ 687	$ 657	$ 719	$ 959	$ 1,275	$ 251	$ 405

RATIO OF EARNINGS TO FIXED CHARGES	9.5x	12.0x	13.5x	11.3x	10.7x	12.5x	10.5x